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                                                                      EXHIBIT 11

[MERRILL LYNCH LOGO]                               Investment Banking Group

                                                   Merrill Lynch & Co., Inc.

                                                   World Financial Center
                                                   North Tower
                                                   New York, New York 10281-1325
                                                   212 449 1000

                                                   May 19, 1997

Board of Directors
Great Western Financial Corporation
9200 Oakdale Avenue
Chatsworth, CA 91311

Members of the Board:

     Washington Mutual, Inc. ("Washington Mutual") and Great Western Financial Corporation ("Great Western") have entered into an Agreement and Plan of Merger, dated March 5, 1997 (the "Agreement"), pursuant to which Great Western will be merged with and into Washington Mutual in a transaction (the "Merger") in which each outstanding share of Great Western's common stock, par value $1.00 per share (the "Great Western Shares"), will be converted into the right to receive
0.90 shares (the "Exchange Ratio") of the common stock, no par value, of Washington Mutual (the "Washington Mutual Shares"), all as set forth more fully in the Agreement.

     You have asked us to confirm, as of the date hereof, whether, in our opinion, the proposed Exchange Ratio in the Merger is fair to the shareholders of Great Western from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

      1) Reviewed Great Western's Annual Reports on Form 10-K and related audited financial information for the five fiscal years ended December 31, 1996, and Great Western's Quarterly Report on Form 10-Q and the related unaudited financial information for the quarterly period ended March 31, 1997;

      2) Reviewed Washington Mutual's Annual Reports on Form 10-K, and related audited financial information for the three fiscal years ended December 31, 1996 and Annual Report to the FDIC on Form F-2 of Washington Mutual Savings Bank, predecessor to Washington Mutual for the two years ended December 31, 1993, and Washington Mutual's Quarterly Report on Form 10-Q and the related unaudited financial information for the quarterly period ended March 31, 1997;

      3) Reviewed the Washington Mutual Registration Statement on Form S-4 dated March 13, 1997, as amended through May 13, 1997;

      4) Reviewed certain financial information, including financial forecasts, relating to the respective business, earnings, assets, liabilities and prospects of Great Western and Washington Mutual furnished to us by senior management of Great Western and Washington Mutual;

      5) Conducted certain discussions with members of senior management of Great Western and Washington Mutual concerning the respective financial condition, businesses, earnings, assets, liabilities, operations, regulatory condition, financial forecasts, contingencies and prospects, of Great Western and Washington Mutual and their respective view as to the future financial performance of Great Western, Washington Mutual and the combined entity, as the case may be, following the Merger;

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      6) Reviewed the historical market prices and trading activity for the
         Great Western Shares and the Washington Mutual Shares and compared them with that of certain publicly traded companies which we deemed to be relevant;

      7) Compared the respective results of operations of Great Western and Washington Mutual with those of certain publicly traded companies which we deemed to be relevant;

      8) Compared the proposed financial terms of the Merger as set forth in the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

      9) Reviewed the amount and timing of the projected cost savings, related expenses and revenue enhancements expected to result from the Merger (the "Expected Synergies"), as presented by the senior management of Washington Mutual;

     10) Considered, based upon information provided by the senior management of Great Western and Washington Mutual, the pro forma impact of the transaction on the earnings and book value per share, consolidated capitalization and certain balance sheet and profitability ratios of Washington Mutual;

     11) Reviewed the Agreement and related agreements;

     12) Reviewed the H.F. Ahmanson & Company ("Ahmanson") merger proposal and the subsequently proposed exchange offer (the "Ahmanson Exchange Offer Proposal") pursuant to which, in each case, each outstanding share of Great Western would be exchanged for between 1.10 and 1.20 shares of Ahmanson common stock, as set forth more fully in Ahmanson's Registration Statement on Form S-4 dated February 18, 1997, as amended through May 13, 1997;

     13) Reviewed certain press releases and filings with the SEC by Great Western, Washington Mutual and Ahmanson in connection with the Merger and the Ahmanson exchange ratio and related matters; and

     14) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed appropriate.

     In preparing our opinion, with your consent we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us by Great Western and Washington Mutual, including that contemplated in the numbered items above, and we have not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Great Western or Washington Mutual or any of their subsidiaries, nor have we been furnished any such evaluation or appraisal. We are not experts in the evaluation of allowances for loan losses and, with your consent, we have not made an independent evaluation of the adequacy of the allowance for loan losses of Great Western or Washington Mutual, nor have we reviewed any individual credit files relating to Washington Mutual or Great Western and, with your consent, we have assumed that the aggregate allowance for loan losses for each of Washington Mutual and Great Western is adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, we have not conducted any physical inspection of the properties or facilities of Great Western or Washington Mutual. With your consent, we have also assumed and relied upon the senior management of Great Western and Washington Mutual as to the reasonableness and achievability of the financial forecasts (and the assumptions and bases therefor) provided to, and discussed with, us. In that regard, we have assumed and relied with your consent that such forecasts, including without limitation, financial forecasts, evaluations of contingencies, Expected Synergies and projections regarding underperforming and non-performing assets, net charge-offs, adequacy of reserves, and future economic conditions reflect the best currently available estimates, allocations and judgments of the senior management of Great Western and Washington Mutual as to the future financial performance of Great Western, Washington Mutual or the combined entity, as the case may be. Our opinion is predicated on the Merger receiving the tax and accounting treatment contemplated in the Agreement. Our

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opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     Our opinion has been rendered without regard to the necessity for, or level of, any restrictions, obligations, undertakings or divestitures which may be imposed or required in the course of obtaining regulatory approval for the Merger.

     We have been retained by the Board of Directors of Great Western as an independent contractor to act as financial advisor to Great Western with respect to the Merger and will receive a fee for our services. We have, in the past, provided financial advisory and financing services to Great Western and Washington Mutual and received customary fees for the rendering of such services, including acting as lead underwriter for a 14.6 million share secondary public offering of Washington Mutual common stock in January 1997. In addition, in the ordinary course of our securities business, we may actively trade debt and/or equity securities of Great Western and Washington Mutual and their respective affiliates for our own account and the accounts of our customers, and we therefore may from time to time hold a long or short position in such securities. In addition, certain affiliates of Merrill Lynch & Co. act as investment advisors to publicly held mutual funds which owned, as of May 16, 1997, approximately 4.93 million shares of Great Western's common stock and approximately 0.06 million shares of Washington Mutual's common stock.

     Our opinion is directed to the Board of Directors of Great Western and does not constitute a recommendation to any shareholder of Great Western as to how such shareholder should vote at any shareholder meeting of Great Western held in connection with the Merger, nor does our opinion constitute a recommendation as to how such shareholders should respond to the Ahmanson Exchange Offer Proposal. Our opinion is directed only to the proposed Exchange Ratio and is for the confidential use of the Board of Directors of Great Western and may not be reproduced, summarized, described or referred to or given to any other person without our consent.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed Exchange Ratio in the Merger is fair to the shareholders of Great Western from a financial point of view.

                                      Very truly yours,

                                      MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                 INCORPORATED

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